Exhibit (a)(1)(H)
AMENDMENT AGREEMENT
     This Amendment Agreement (the “Agreement”) is effective as of ___, 2007 and is between Forrester Research, Inc., a Delaware Corporation (the “Company”), and ___ (“Optionee”).
RECITALS
     1. The Company previously granted to Optionee the options identified on the attached Schedule I (the “Options”) to purchase shares of the Company’s common stock under either the Amended and Restated Forrester Research, Inc. 1996 Equity Incentive Plan (the “1996 Plan”) or the Forrester Research, Inc. 2006 Equity Incentive Plan (the “2006 Plan”) (the 1996 Plan, together with the 2006 Plan, referred to herein as the “Plans”).
     2. In order to avoid adverse tax consequences under Section 409A of the Internal Revenue Code, Optionee desires to amend each of the Options to increase the exercise price per share as indicated on Schedule I.
     3. In exchange for the Optionee’s agreement to amend the Options, the Company is willing to pay Optionee a special cash bonus as indicated on Schedule I.
     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual agreements contained herein, the parties hereby agree as follows:
     1. Increased Exercise Price. The exercise price per share for each of the Options listed on Schedule I is hereby increased to the new exercise price per share set forth for that Option on Schedule I.
     2. Cash Bonus. Optionee is hereby entitled to receive a special cash bonus from the Company (the “Cash Bonus”) in the gross dollar amount indicated as his or her Total Cash Bonus on Schedule I. Payment will be made, less applicable withholding taxes, on the Company’s first regularly-scheduled payroll date after January 1, 2008, which is scheduled to be January 15, 2008. Optionee need not remain employed with the Company to receive the Cash Bonus.
     3. Entire Agreement. This Agreement, together with each such Option’s applicable Plan and option agreement or certificate (to the extent not expressly amended hereby), represents the entire agreement of the parties with respect to the Options and the Cash Bonus. This Agreement may be amended at any time only by means of a writing signed by Optionee and an authorized officer of the Company.
     4. Other Terms and Conditions Unmodified. Except as specifically modified by this Agreement, all terms and conditions of the Options remain as set forth under each such Option’s applicable Plan and option agreement or certificate, which terms and conditions are incorporated herein by reference.
     IN WITNESS WHEREOF, this Agreement has been executed on behalf of Forrester Research, Inc. by a duly-authorized officer on the date first above written.

FORRESTER RESEARCH, INC.

By:
Title:

SCHEDULE I
AMENDED OPTIONS AND CASH BONUS

	Number		New Exercise
	of Shares	Exercise Price	Price Per
	Subject to	Per Share	Share
	Amended	Prior to	Following
Grant Date	Option	Amendment	Amendment	Cash Bonus
		$	$	$
		$	$	$
Total Cash Bonus: $